2SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. __)*

Siyata Mobile Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

83013Q509

(CUSIP Number)

May 12, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83013Q509	13G	Page 2 of 10 Pages

1.	Names of Reporting Persons Altshuler-Shaham Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 316,666 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 316,666 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 316,666 common shares of the issuer (“common shares”) held by provident funds and pension funds that are managed by Psagot Provident Funds and Pension Ltd., a majority-owned, indirect subsidiary of the reporting person. These funds are managed by employees of Psagot Provident Funds and Pension Ltd. for the benefit of public investors and not for the economic benefit of the reporting person. The reporting person possesses shared authority with respect to the disposition of all of such common shares as an indirect parent company of Psagot Provident Funds and Pension Ltd. The reporting person lacks authority with respect to the voting of all of such common shares. See Item 4.

(2)	Based on 4,557,672 common shares of the issuer currently outstanding, which consists of (i) the 3,283,172 common shares that were issued and outstanding as of November 19, 2020, as described in the issuer’s management information circular, dated November 26, 2020, for the issuer’s annual shareholder meeting, plus (ii) an additional 1,294,500 common shares (contained in 129,450 units) issued by the issuer on December 31, 2020, as reported by the issuer in a report of foreign private issuer on Form 6-K, furnished to the SEC on January 4, 2021.

CUSIP No. 83013Q509	13G	Page 3 of 10 Pages

1.	Names of Reporting Persons Altshuler Shaham Provident & Pension Funds Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 316,666 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 316,666 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 316,666 common shares held in provident funds and pension funds managed by Psagot Provident Funds and Pension Ltd., an indirect, wholly-owned subsidiary of the reporting person. The foregoing funds are managed by employees of Psagot Provident Funds and Pension Ltd. for the benefit of public investors and not for the economic benefit of the reporting person. The reporting person possesses shared authority with respect to the disposition of all of such common shares as an indirect parent company of Psagot Provident Funds and Pension Ltd. See Item 4.

(2)	Based on 4,557,672 common shares of the issuer currently outstanding, which consists of (i) the 3,283,172 common shares that were issued and outstanding as of November 19, 2020, as described in the issuer’s management information circular, dated November 26, 2020, for the issuer’s annual shareholder meeting, plus (ii) an additional 1,294,500 common shares (contained in 129,450 units) issued by the issuer on December 31, 2020, as reported by the issuer in a report of foreign private issuer on Form 6-K, furnished to the SEC on January 4, 2021.

CUSIP No. 83013Q509	13G	Page 4 of 10 Pages

1.	Names of Reporting Persons Psagot Provident Funds and Pension Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 316,666 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 316,666 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 316,666 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 316,666 common shares held by provident funds and pension funds managed by the reporting person. The provident funds and pension funds are managed by employees of the reporting person for the benefit of public investors and not for the economic benefit of the reporting person. The reporting person shares authority with each of Altshuler Shaham Provident & Pension Funds Ltd. and Altshuler-Shaham Ltd. with respect to the disposition of such common shares due to those entities’ status as indirect parent companies of the reporting person. See Item 4.

(2)	Based on 4,557,672 common shares of the issuer currently outstanding, which consists of (i) the 3,283,172 common shares that were issued and outstanding as of November 19, 2020, as described in the issuer’s management information circular, dated November 26, 2020, for the issuer’s annual shareholder meeting, plus (ii) an additional 1,294,500 common shares (contained in 129,450 units) issued by the issuer on December 31, 2020, as reported by the issuer in a report of foreign private issuer on Form 6-K, furnished to the SEC on January 4, 2021.

CUSIP No. 83013Q509	13G	Page 5 of 10 Pages

1.	Names of Reporting Persons Gilad Altshuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 316,666 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 316,666 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 316,666 common shares of the issuer held by provident funds and pension funds managed by Psagot Provident Funds and Pension Ltd. The reporting person may be deemed to possess shared dispositive power with respect to the foregoing common shares due to his indirect 44.5% interest in Altshuler-Shaham Ltd., as well as his serving in various investment management capacities for Altshuler-Shaham Ltd. and its subsidiaries. The foregoing provident funds and pension funds are managed for the benefit of public investors and not for the economic benefit of the reporting person. The reporting person lacks authority with respect to the voting of all of such common shares. See Item 4.

(2)	Based on 4,557,672 common shares of the issuer currently outstanding, which consists of (i) the 3,283,172 common shares that were issued and outstanding as of November 19, 2020, as described in the issuer’s management information circular, dated November 26, 2020, for the issuer’s annual shareholder meeting, plus (ii) an additional 1,294,500 common shares (contained in 129,450 units) issued by the issuer on December 31, 2020, as reported by the issuer in a report of foreign private issuer on Form 6-K, furnished to the SEC on January 4, 2021.

CUSIP No. 83013Q509	13G	Page 6 of 10 Pages

Item 1(a). Name of Issuer:

The name of the issuer is Siyata Mobile Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at Montreal, QC, CA.

Item 2(a). Name of Person Filing:

The following entities and individuals, listed in (i)-(v) below, who are filing this Statement of Beneficial Ownership on Schedule 13G (the “Statement”), are referred to herein collectively as the “Reporting Persons”:

(i)	Altshuler-Shaham Ltd. (“Altshuler-Shaham”)

(ii)	Altshuler Shaham Provident & Pension Funds Ltd. (“Altshuler Shaham Provident Funds”)

(iii)	Psagot Provident & Pension Funds Ltd. (“Psagot Provident Funds”)

(iv)	Gilad Altshuler

Altshuler-Shaham is owned by several persons/entities, including, among others, (x) Gilad Altshuler Holdings Ltd. (44.81% equity interest), which is wholly-owned by Gilad Altshuler, and (y) Kalman Shaham Holdings Ltd. (44.81% equity interest), which itself is economically owned by several persons and which is wholly managed by Kalman Shaham.

Altshuler Shaham Provident Funds is a majority-held subsidiary of Altshuler-Shaham. 57.36% of Altshuler Shaham Provident Funds is held directly by Altshuler Shaham, while the remaining 42.64% of Altshuler Shaham Provident Funds is held, respectively, by Levinstein Yair Holdings Ltd. (14.43%) (of which 100% is held by Yair Levinstein) and by the public (28.21%).

Psagot Provident Funds is a wholly-owned, direct subsidiary of Psagot Investment House Ltd. (not a Reporting Person in this Statement), which itself is a wholly-owned, direct subsidiary of Altshuler Shaham Provident Funds.

Besides his indirect 44.81% equity interest in Altshuler-Shaham., Mr. Altshuler also serves as an investment manager for pension funds managed by Altshuler Shaham Provident Funds.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is as follows:

(i)	Altshuler-Shaham — 19A Habarzel Street, Ramat Hahayal, Tel Aviv, 6971026, Israel

(ii)	Altshuler Shaham Provident Funds — 19A Habarzel Street, Ramat Hahayal, Tel Aviv, 6971026, Israel

(iii)	Psagot Provident Funds — 14 Ahad Ha'am St., 3rd floor, Tel Aviv, 6514211 Israel

(iv)	Gilad Altshuler — c/o Altshuler-Shaham, 19A Habarzel Street, Ramat Hahayal, Tel Aviv, 6971026, Israel

Item 2(c). Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Altshuler-Shaham— Israel

(ii)	Altshuler Shaham Provident Funds—Israel

(iii)	Psagot Provident Funds—Israel

(iv)	Gilad Altshuler— Israel

CUSIP No. 83013Q509	13G	Page 7 of 10 Pages

Item 2(d). Title of Class of Securities:

This Statement relates to the common shares, no par value per share (“Common Shares”), of the Issuer.

Item 2(e). CUSIP Number:

The CUSIP number of the Common Shares is 83013Q509.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

Please see Row 9 of the cover page of each Reporting Person for the beneficial ownership information for each Reporting Person.

The 316,666 Common Shares reported herein (representing 6.9% of the total Common Shares outstanding) are all beneficially owned by provident funds and/or pension funds managed by Psagot Provident Funds.

Any economic interest or beneficial ownership in any of the Common Shares covered by this Statement is held for the benefit of owners of the provident funds or pension funds, as the case may be, managed by Psagot Provident Funds. This Statement shall not be construed as an admission by Psagot Provident Funds or any of the other Reporting Persons that it is the beneficial owner of any of the Common Shares covered by this Statement, and each of Psagot Provident Funds and the other Reporting Persons disclaims beneficial ownership of any such Common Shares except to the extent of its or his (as applicable) pecuniary interest (if any) therein.

CUSIP No. 83013Q509	13G	Page 8 of 10 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Each of the Reporting Persons hereby certifies as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 83013Q509	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTSHULER SHAHAM LTD.

By:	/s/ Ran Shaham
Name:	Ran Shaham
Title:	Co-Chief Executive Officer

Altshuler Shaham Provident & PENSION Funds LTD.

By:	/s/ Kalman Shaham
Name:	Kalman Shaham
Title:	Equity Holder

By:	/s/ Yair Lowenstein
Name:	Yair Lowenstein
Title:	Chief Executive Officer and Equity Holder

Psagot Provident Funds and Pension Ltd

By:	/s/ Kalman Shaham
Name:	Kalman Shaham
Title:	Equity Holder

By:	/s/ Yair Lowenstein
Name:	Yair Lowenstein
Title:	Chief Executive Officer and Equity Holder

/s/ Gilad Altshuler
GILAD ALTSHULER

Dated: July 6, 2021

CUSIP No. 83013Q509	13G	Page 10 of 10 Pages

EXHIBITS

Exhibit 1 –	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)